RANBAXY

HEAD OFFICE:25,NEHRU PLACE,NEW DELHI-110019, PHONE:26452666-72 FAX: (91-11)26465748



SEC:SE
28th April, 2004

04024987

BY AIR MAIL

Securities & Exchange Commission,
Division of Corporate Finance,
Office of International , Corporation Finance,
450, Fifth Street, N.W.,
WASHINGTON, D.C. 20549

SUPPL

Dear Sir,

SUB: **Listing Application**

RE: **123g3-2(b) EXEMPTION-FILE 82-3821**

Enclosed please find the copies of the following documents :

Listing Application	:	Filed with Stock Exchanges for Listing of 77,894 Equity Shares of Rs.10/- each allotted on 14.04.2004 under employees Stock Options Scheme.
Form No.2-Return of Allotment	:	Filed with Registrar of Companies

Thanking you,

Yours faithfully,
For RANBAXY LABORATORIES LTD

(S.K.PATAWARI)
COMPANY SECRETARY

Encl: As above

RANBAXY LABORATORIES LIMITED
REGISTERED OFFICE : SAHIBZADA AJIT SINGH NAGAR-160055, DISTT-ROPAR (PUNJAB)
WEBSITE : http://www.ranbaxy.com

LETTER OF APPLICATION
(BY LISTED COMPANIES FOR NEW ORIGINAL OR FURTHER ISSUES)
APPENDIX-D TO REGULATION-2
(REGULATION-2.3.)

From: RANBAXY LABORATORIES LTD
25, NEHRU PLACE,
NEW DELHI-110 019

DATED: 23.04.2004

The Deputy General Manager (Listing),
Mumbai Stok Exchange,
Corporation Relationship Department,
1st Floor, New Trading Ring,
Rotunda Building, P.J.Towers,
Dalal Street,
Mumbai-400 001

Dear Sir/Madam,

In conformity with the listing requirements of the stock exchange, we hereby apply for admission of the following securities of the Company to dealings on the Exchange.

"77,894 Equity shares of Rs.10/- each allotted to the employees of the Company on exercise of Employee Stock Option Scheme of the Company as per details given below:

: a) <u>Rs. 595 per share</u>

19102 Equity Shares (inclusive of 7142 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

b) <u>Rs. 673 per share</u>

17589 Equity Shares (inclusive of 6584 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

c) <u>Rs. 745 per share</u>

19609 Equity Shares (inclusive of 7332 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)



d) <u>Rs. 567 per share</u>

   21594 Equity Shares

   77894

These shares were allocated to the employees of the Company on April 14, 2004 on exercise of Stock Options in terms of Employees Stock Option Scheme of the Company.

We send herewith the listing application duly completed. We also forward the documents (or drafts thereof) as per list attached and undertake top furnish such additional information and documents as may be require).

Yours faithfully,
FOR RANBAXY LABORATORIES LTD

(TARUN DALAL)
SENIOR MANAGER (SECRETARIAL SERVICES)

ANNEXURE-

Appendix XIII
LISTING APPLICATION
(By Listing Companies for Further Issues)

1.	Name of Company	RANBAXY LABORATORIES LTD
2.	New Issue of Capital. (a) Date of issue (b) Number of shares (c) Proportion in which bonus issue Allotted of shareholders	NOT APPLICABLE

3.	New Issue-
	(a) Date of Issue
	(b) Number of shares
	(c) Issue Price
	(d) Proportion in which right shares
	    Offered against existing shares.
	(e) Number of right shares allotted to
	    Shares holders or their nominees.
		14.04.2004
		77,894 Equity Shares of Rs.10/ each
		As per statement attached.

4.	New Issue of Capital- ADDITIONAL
	                                SHARES
	(a) Number of shares applied for by
	    Shareholders over and above
	    Entitled shares.
	(b) Number of additional shares
	    Allotted.
	(c) Basis of Allotment
		NOT APPLICABLE

5.	New Issue of Capital- RIGHT SHARES
	NOT APPLIED FOR BY OR NEW ISSUE
	NOT OFFERED TO SHAREHOLDERS
	(a) State whether Prospectus or
	     Statement in lieu of Prospectus filed
	     With Registrar.
	(b) Issue Price
	(c) Shares offered by the company for
	     Public subscription
	     (i) Number of shares allotted
	     (ii) Dates from and upto which
	           list kept open for public
	           Subscription.
	     (iii) Number of shares applied for
	           By
	         (a) Public other than directors
	             And underwriters or their
	             Nominees.
	         (b) Directors
	         (c) underwriters and their
	         (d) nominees
		NOT APPLICABLE



(iv) Number of shares allotted to- (a) Public other than directors And underwriters or their Nominees. (b) directors	
© Underwriters and their Nominees. (v) Largest number of shares Applied for and allotted to any applicant. (vi) Basis of allotment. (d) Shares not offered by the Company Public subscription. (i) Number of shares not offered (ii) Placing-number (a) Retained by Company's underwriters and official brokers. (b) placed with clients of Company's underwriters & Official brokers. (c) placed with market. (iii) Allotted with a view to offer for Sale. (iv) Otherwise allotted. (please given detailed particulars)	
6. Offer for Sale of Shares otherwise than By the Company. (a) State whether Prospectus or Statement in lieu of Prospects filed With Registrar (b) Price at which shares offered for Sale. (c) Shares offered for sale or the public; (i) Number of share offered (ii) Dates from and upto which list kept open for public subscription. (iii) Number of shares applied for By- (a) Public other than Directors and under Writers of their nominees (b) directors (c) underwriters & their nominees (iv) Number of shares allotted to-	NOT APPLICABLE

(a)   Public other than Directors and underwriters of their Nominees.
        (b)   directors
        (c)   underwriters & their nominees
 (v)   Largest number of shares applied for and allocated to any applicant.
 (vi) Basis of allocation		

(d) Shares not offered by the Company for Public subscription :
    (i)   Number of shares not offered
    (ii)   Number of shares allocated to directors
    (iii) Placing-Number
        (a) retained by underwriters and official brokers
        (b) placed with clients offers, underwriters & Official brokers.
        (c) Placed with market		

(e) Particulars of any commission, brokerage, discount or other special terms granted to any persons in connection with the issue.
 	
(f) When shares offered at a premium which has not accrued to the Company state-
    (i)   reasons therefor
    (ii)   to whom the premium has accrued
    (iii) amount of such premium
	Not applicable	

7. Registration of Transfers- Date on and from which Company's Transfer Books are or will open for registering transfers of new shares.	From the date of allotment	

FOR RANBAXY LABORATORIES LTD

Date: 23.04.2004

(TARUN DALAL)
SENIOR MANAGR (SECRETARIAL SERVICES)

ANNEXURE- V

DISTRIBUTION SCHEDULE
(To be made out for each class of security)

RANBAXY LABORATORIES LIMITED

(Name of Company)

Distribution of **EQUITY SHARES** as on **14.04.2004**
(Kind of Security)

Total nominal value of **Rs. 7,78,940** Nominal Value of each shares **Rs.10/-**

Total number of shares **77,894** Paid up value of per share **Rs.10/-**

Distinctive No(s) **18657627** To**185735520** (Details as per **Annexure-I** attached)

TABLE I

DISTRIBUTION OF HOLDINGS

FOR ALLOTMENT OF SHARES UNDER EMPLOYEES STOCK OPTION SCHEME OF THE COMPANY

Shareholding nominal	Shareholders		Share amount	
Rs.	Number	% to Total	In Rs.	% to Total
(1)	(2)	(3)	(4)	(5)
Upto - 5,000	439	95.43	621360	79.77
5,001 - 10,000	19	4.13	136140	17.48
10,001 - 20,000	2	0.44	21440	2.75
20,001 - 30,000	-	-	-	-
30,001 - 40,000	-	-	-	-
40,001 - 50,000	-	-	-	-
50,001 - 1,00,000	-	-	-	-
1,00,001 - and above	-	-	-	-
TOTAL	460	100	778940	100



TABLE II

NAME OF SHAREHOLDERS AND SHARES
HELD BY THE FOLLOWING. Viz.

		Name of shareholders	No of shares	% to Total No of shares
		(1)	(2)	(3)
a) Foreign Holdings	(i)	Foreign Collaborators	-	-
	(ii)	Foreign Financial Institutions	-	-
	(iii)	Foreign Nationals	-	-
	(iv)	Non-resident Indians (Persons holding Indian Passport staying abroad and persons of Indian Origin staying abroad).	3298	4.23
	(v)	The Bank of New York	-	-
	(vi)	Non-domestic Companies	-	-
		TOTAL	3298	4.23
b) Govt./Govt. Sponsored Financial Institutions	(i)	Life Insurance Corpn. Of India	-	-
	(ii)	Unit Trust of India **	-	-
	(iii)	Industrial Finance Corpn. Of India	-	-
	(iv)	Industrial Dev.Bank of India	-	-
	(v)	Industrial Credit & Investment Corp. of India	-	-
	(vi)	General Insurance Corpn. Of India and its subsidiaries	-	-
	(vii)	Nationalised Bank	-	-
	(viii)	Government Companies	-	-
	(ix)	Central government	-	-
	(x)	State Government	-	-
	(xi)	State Financial Corporations	-	-
	(xii)	Foreign Banks	-	-
	(xiii)	Mutual Fund	-	-
		TOTAL	-	-
c) Bodies Corporate (not covered under (a) and (b))	(i)	Holding Company	-	-
	(ii)	Subsidiary Companies	-	-
	(iii)	Other bodies corporate	-	-
		TOTAL	-	-
Directors and their relatives (as defined in Sec.6 of the Companies Act,1956			-	-

(e) Other top 50 shareholders (Other than those listed above.)			
	TOTAL		

TABLE III
Holdings of OFFICE BEARERS AS ON 14.04.2004

Names, of Director, Managing Director, Chairman , President, Secretary	Official relationship to the Company	Number of shares
(1)	(2)	(3)
Mr.TEJENDRA KHANNA	CHAIRMAN	-
MR.J.W.BALANI	DIRECTOR	-
MR.VIVEK BHARAT RAM	DIRECTOR	-
MR.D.S.BRAR	CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR	-
MR.GURCHARAN DAS	DIRECTOR	-
DR.P.S.JOSHI	DIRECTOR	-
MR.NIMESH KAMPANI	DIRECTOR	-
MR.V.K.KAUL	DIRECTOR	-
MR.VIVEK MEHRA	DIRECTOR	-
MR.HARPAL SINGH	DIRECTOR	-
MR.SURENDRA DAULET SINGH	DIRECTOR	-
MR.MALVINDER MOHAN SINGH	WHOLE TIME DIRECTOR	
DR.BRIAN W.TEMPEST	JOINT MANAGING DIRECTOR	-
MR.S.K.PATAWARI	COMPANY SECRETARY	608

CERTIFIED CORRECT
FOR RANBAXY LABORATORIES LTD

(TARUN DALAL)
SENIOR MANAGER SECRETARIAL SERVICES

Dated : 23.04.2004

NOTE: Separate forms should completed for each class of security, e.g. debentures, preference shares, equity shares, etc. Similarly, separate forms should be completed for shares of the same class which are not identical all respects shares are identical all respects only if –

(i)   they are of the same nominal value and the same amount per share has been called up.

(ii)   They are entitled to dividend at the same rate and for the same period so that at the next ensuing distribution the dividend payable on each shall amount to exactly the same sum net and gross; and

(iii)   They carry the same rights in all respects.

FORM NO.2

No of Company: **3747**
Nominal Capital :   **Rs.200 Crores**

THE COMPANIES ACT, 1956

Return of Allotment
{(Pursuant to section 75(1)) }

Name of Company   :   **RANBAXY LABORATORIES LIMITED**

Presented by   :   **MR.S.K.PATAWARI, COMPANY SECRETARY**

Return of Allotment of the **RANBAXY LABORATORIES LIMITED** made out on the following **date/dates :
14.04.2004 filed with the Registrar of Companies pursuant to section 75(1)

1. Shares allotted payable in cash:-

Class of Shares	No of Shares allotted		Nominal Amount	Amount paid on application (excluding premium)	Amount paid or due and payable on allotment		Amount of premium (if any) payable on shares	Amount of discount (If any)
		per share	total		paid	due and payable		
(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
1.Equity Shares	77894	10/-	778940	778940	-	-	3,50,97,255	-

2.Preference
Shares other
than redeemable
Preference Shares   NOT APPLICABLE

3.Redeemable
preference
Shares   NOT APPLICABLE

2.   (a)   Shares allotted for consideration otherwise than in cash)
                (i)   Equity Shares   )   Not Applicable
                (ii)   Preference Shares   )
                (iii)   Redeemable Preference Shares   )
        *Number of Shares   )
        Nominal amount of shares   )
        Amount to be treated as paid-up on each shares   )
        The consideration for which such shares have been allotted   )
        Is as follows :
        Property and assets required   Rs.   )   Not Applicable
        (Description)   )
        Goodwill   Rs.   )   Not Applicable
        Services (give nature of service   Rs.   )
        Other items (to be specified)   Rs.

3. *Shares issued at a discount Number of shares (b)
    Nominal amount of shares   )
    Amount of discount per shares   )   Not Applicable
    Paid-up shares   )
    (A copy of the resolution for the issue of th shares at a discount with a copy of the order of the Court
    and also a copy of the order of the Central Government where the discount exceeds 10 per cent should be
    attached to this return)

    ** Insert date or dates of the allotment

4. Number of Bonus Shares   )   Not Applicable
    Nominal Amount of shares   )
    Amount to be treated as paid up on each shares Rs.)
    (A copy of the resolution authorising the issue of the bonus shares should be attached to this return.
    Names, addresses and occupation of the allottees,

Date of Allotment	Name of allottee In full	Address occupation of the Allottee	No of shares allotted		
			Equity	Preference shares other than Redeemable preference shares	Redeemable preference shares
(1)	(2)	(3)	(4)	(5)	(6)
14.04.2004		(As per List attached) at Annexure-I	77894	-	-

FOR RANBAXY LABORATORIES LIMITED

Signature :

Designation: (S.K.PATAWARI)
                                        COMPANY SECRETARY

Dated: 26.04.2004

*   Distinguish between preference and Equity Shares Capital specifying separately
        Redeemable Preference Shares, if any.
**   State whether Director, Managing Director, Manager or Secretary

        Note: 1.   When a return includes several allotments made on different dates, the actual
                        Date of all such allotments should be entered at the top of the from page and the
                        Registration of the return should be effected within one month of the first date

                2.   A certificate signed by :-

                        Director
                        Managing Director
                        Manager
                          Or
                        Secretary

                        To the effect that the conditions, if any, imposed by the Controller of Capital Issues in the
                        order consenting to the issue of the capital represented by the shares comprised in this
                        return have been duly complied with shall accompany this return).